THE BETHLEHEM CORPORATION
                             25th and Lennox Streets
                                Easton, PA 18045





                                                                 October 1, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                               Re: FILE 333-53875


Ladies and Gentlemen:

         Reference is made to the above-referenced registration statement filed in May 1996. The Registrant hereby makes application for withdrawal of such registration statement. Pursuant to Rule 477 of Regulation C, the Registrant has determined that it is inadvisable to pursue the offering due to market conditions. None of the securities were sold under the proposed offering.



                                                  Very truly yours,

                                                  THE BETHLEHEM CORPORATION


                                                  By: /S/ Alan H. Silverstein
                                                      -----------------------
                                                      Alan H. Silverstein
                                                      President and Chief
                                                      Executive Officer